UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: March 3, 2011

CEMEX, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX PUBLICLY TRADED STOCK CORPORATION WITH VARIABLE CAPITAL

 (Translation of Registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                 Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informs that after obtaining the authorization from the corresponding Mexican financial authorities, the merger between ABC Capital, S.A. de C.V., S.F.O.M, E.N.R. (“ABC Capital”) and Banco Amigo, S.A. de C.V., Institución de Banca Múltiple (“Banco Amigo”) was finalized on March 1, 2011. Banco Amigo will be the controlling entity and the shareholders will be ABC Holding, S.A.P.I. de C.V. (51%) and Empresas Tolteca de Mexico, S.A. de C.V. (49%), the latter a subsidiary of CEMEX.

The background of the merger dates back to March 2008, when CEMEX sold to ABC Holding a 51% stake of its subsidiary ABC Capital (formerly named CEMEX Capital, S.A. de C.V., S.O.F.O.M., E.N.R.).

The new institution resulting from the merger of Banco Amigo and ABC Capital, will have an initial capital of 900 million Mexican pesos, and will focus on the financing of sectors with high growth potential such as real estate, infrastructure, public works and business credit, including microcredit, among others.

CEMEX's participation in Banco Amigo will allow it to support its customers and suppliers with financing, and in turn, will allow CEMEX to participate in infrastructure projects and public works. Banco Amigo is a commercial bank with presence in 22 Mexican states, with 25 branches and 800 employees.

Because it is a merger, CEMEX did not make any investment in connection with their participation in the merging company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	March 3, 2011	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller